RECEIVED

2007 APR 13 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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BY REGISTERED POST

3 April 2007

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Appointment of Independent Non-executive Director

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
APR 19 2007
THOMSON
FINANCIAL

Vera Leung
Legal Counsel and Company Secretary

Enclosures

4/18

CoSec\Correspondence\announcement distribution – appointment of INED 0307

South China Morning Post Business B3 3 April 2007

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Appointment of Independent Non-executive Director

The Board of Directors (the "Board") of SCMP Group Limited (the "Company") announces the appointment of Mr. Wong Kai Man as an Independent Non-executive Director of the Company with effect from 2 April 2007.

Mr. Wong, aged 56, is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the chief executive officer of Li & Fung (1906) Foundation Limited, a charity and a senior advisor to Tricor Services Limited, a provider of business services. He is currently an independent non-executive director of Shangri-La Asia Limited and SUNeVision Holdings Ltd. In addition, he serves in a number of government committees and the board of certain non-government organisations.

Mr. Wong obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants.

In accordance with the Company's Bye-Laws, Mr. Wong will retire at the forthcoming annual general meeting of the Company and will be eligible for re-election at the meeting. There is no service contract signed between the Company and Mr. Wong. He will be entitled to receive an annual director's fee of HK$100,000.

As at the date of this announcement, Mr. Wong does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Future Ordinance nor does he have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Save as disclosed above, Mr. Wong does not have any other matters that need to be brought to the attention of the shareholders of the Company nor does he have any other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to welcome Mr. Wong to the Board.

On behalf of the Board
SCMP Group Limited
KUOK Khoon Ean
Chairman

Hong Kong, 2 April 2007

As at the date hereof, the Board comprises:
Executive Directors
Mr. Kuok Khoon Ean *(Chairman)* and Ms. Kuok Hui Kwong
Non-executive Directors
Mr. Roberto V. Ongpin *(Deputy Chairman)*, Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong
Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Dr. The Hon. Sir David Li Kwok Po

* *For identification purpose only*

END